UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Arena Fortify Acquisition Corp.

(Name of Issuer)

Class A common stock, $0.0001 par value per share

(Title of Class of Securities)

04005A104

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Arena Fortify Sponsor LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,951,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,951,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,951,000(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 31.6%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)

Represents 7,951,000 shares of Class A common stock (“Class A Shares”) issuable in respect of (i) 3,591,000 shares of Class B common stock (“Class B Shares”) convertible into Class A Shares at the option of the holder on a one-for-one basis and (ii) 4,360,000 warrants to purchase Class A Shares on a one-for-one basis (“Private Placement Warrants”).

(2)

Calculated based on (i) 17,250,000 Class A Shares outstanding as of December 21, 2021 as reported on the Issuer’s Form 10-Q, filed on December 22, 2021, and (ii) 7,951,000 Class A Shares issuable in respect of the Class B Shares and Private Placement Warrants.

1.	Names of Reporting Persons Kieran Goodwin
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,951,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,951,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,951,000(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 31.6%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)

Represents 7,951,000 shares of Class A common stock (“Class A Shares”) issuable in respect of (i) 3,591,000 shares of Class B common stock (“Class B Shares”) convertible into Class A Shares at the option of the holder on a one-for-one basis and (ii) 4,360,000 warrants to purchase Class A Shares on a one-for-one basis (“Private Placement Warrants”).

(2)

Calculated based on (i) 17,250,000 Class A Shares outstanding as of December 21, 2021 as reported on the Issuer’s Form 10-Q, filed on December 22, 2021, and (ii) 7,951,000 Class A Shares issuable in respect of the Class B Shares and Private Placement Warrants.

Item 1(a).	Name of Issuer

The name of the issuer is Arena Fortify Acquisition Corp.

Item 1(b).	Address of the Issuer’s Principal Executive Offices

The Company’s principal executive offices are located at 405 Lexington Avenue, 59th Floor, New York, New York 10174.

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

i.	Arena Fortify Sponsor LLC, a Delaware limited liability company (the “Sponsor”)

ii.	Kieran Goodwin

Item 2(b)/(c).	Citizenship & Address of the Principal Business Office, or if none, Residence:

Arena Fortify Sponsor LLC

c/o: Arena Fortify Acquisition Corp.

405 Lexington Avenue, 59th Floor

New York, New York 10174

Citizenship: State of Delaware

Kieran Goodwin

c/o: Arena Fortify Acquisition Corp.

405 Lexington Avenue, 59th Floor

New York, New York 10174

Citizenship: U.S.

Item 2(d).	Title of Class of Securities

Class A common stock, par value $0.0001 per share

Item 2(e).	CUSIP Number

04005A104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

The reported securities are directly held by the Sponsor. Kieran Goodwin, as president and manager of the Sponsor, has voting and investment discretion with respect to the securities held by the Sponsor. Therefore, Kieran Goodwin may be deemed to have beneficial ownership of the reported securities. The filing of this Statement shall not be construed as an admission that either Reporting Person is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2022

ARENA FORTIFY SPONSOR LLC

By:	/s/ Kieran Goodwin
Name:	Kieran Goodwin
Title:	Manager

KIERAN GOODWIN

/s/ Kieran Goodwin

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 9, 2022